China Media Inc.
Room 10128, No. 269-5-1 Taibai South Road,
Yanta District, Xi'an City
Shaan'xi Province, China, 710068

March __, 2013

VIA EDGAR

Mr. David R. Humphrey
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re: China Media Inc.
Form 10-K for the fiscal year ended June 30, 2012
File No. 333-150952

Dear Mr. Humphrey:

China Media Inc., a Nevada corporation (the "Company"), is in receipt of the letter from the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") dated February 26, 2013 to Mr. Shuncheng Ma, Chief Financial Officer of the Company, with respect to the Form 10-K for the Year Ended June 30, 2012 (the "2012 10-K") filed on October 11, 2012. Responses are set forth below the items noted by the staff in your letter. Please note that for the convenience of the reader the words "we", "us", "our" and similar terms used in the responses refer to the Company.

Form 10-K for the fiscal year ended June 30, 2012

Liquidity and Capital Resources

For the years ended June 30, 2012 and June 30, 2011, page 14

1. We noted your tabular disclosure here that you plan to spend $11.9 million during the twelve months beginning October 2012. We also note you have approximately $3 million in current assets as of June 30, 2012. In your disclosure, you have stated that you intend to use debt and equity private placement transactions to raise the capital necessary to cover these planned expenditures. If you have specific debt or equity agreements in negotiation or finalized, please include the details of those in your discussion. Please also

include the specific impact to your business should you not be able to obtain the financing necessary to cover these planned expenditures. Include a draft of your disclosure with your response.

Response: Our business is producing and developing television programming for the Chinese market. There is good potential for the development of our business in China. If we get more liquidity, it will be the best way to expand our business and improve profit. Once we have decided upon the basic plot for a project, we determine its production schedule, a rough budget and terms of financing. We may provide the financing directly or through a joint venture with one or more third parties interested in participating in the project. Potential investors include advertisers and distributors, home video publishers and private investors. Currently, we partner primarily with such investors to provide the financing required to develop our television programming, we also plan on raising capital through the sale of our debt or equity securities, but so far no specific debt or equity agreements in negotiation or finalized. If we are not able to obtain the financing necessary to cover these planned expenditures, we plan to cooperate with film and television investors or obtain shareholder loans to meet our cash requirements.

Pursuant to your comment, we have revised the disclosure in Liquidity and Capital Resources. The disclosure will read as follows:

We intend to meet our cash requirements for the next 12 months through a combination of debt financing and equity financing by way of private placements. There is good potential for the development of our business in China. If we get more liquidity, it will be the best way to expand our business and improve profit. We currently do not have any arrangements in place to complete any private placement financings and there is no assurance that we will be successful in completing any such financings. If we are not able to successfully complete any private placement financings, we plan to cooperate with film and television producers or obtain shareholder loans to meet our cash requirements. However, there is no assurance that any such financing will be available or if available, on terms that will be acceptable to us. We may not raise sufficient funds to fully carry out our business plan.

Results of Operations, page 15

2. Refer to your consolidated statements of operations and comprehensive income on page F-3. We note that your cost of revenues for the fiscal year ended June 30, 2011 of $1,205,600 appears to be comprised entirely of film cost amortization of $1,205,600 as presented in your consolidated statements of cash flows on page F-5 and in the related tables presented in Note 7 to your financial statements. In contrast, the $962,024 "cost of revenues" for fiscal 2012 presented on page F-3 and in Note 7 has not been presented as film amortization costs in your cash flow statement for fiscal 2012. Please explain the reason for this apparent inconsistency. Your response should also be revised to include this discussion. We may have further comments upon your response.

Response: The $1,205,600 cost of revenues for the fiscal year ended June 30, 2011occured from film we produced before the beginning of fiscal year ended June 30, 2011 but sold during fiscal year ended June 30, 2011. Based on sales, we amortized the cost. This is a non cash expense, it would be presented in the cash flow as "Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities". However, the $962,024 cost of revenues for the fiscal year ended June 30, 2012 occurred from film copyright we purchased and sold during the same fiscal year ended June 30, 2012, so it would not be necessary to present two offsetting lines in the cash flow from operating activities. Instead, the cost of revenues represents true cash outflow that was included in the income statements. As a result, it is not a reconciling item in the cash flow from operating activities.

Report of Independent Registered Public Accounting Firm, page F-1

3. We note that your principal executive offices are located in Shaan'Xi Province, PRC. Please tell us how your Houston, Texas based auditor performed their audit. Include in your response whether any subcontractors were used and, if so, how the work performed by these subcontractors was reviewed and verified.

Response: Our auditor, MaloneBailey LLP ("MB") has two offices in China including Beijing office and Shenzhen office. These are the wholly owned subsidiaries of MB. The audit of China Media Inc. has been performed by MB Shenzhen office. MB planned the engagement, was on site in PRC during the audit fieldwork and communicated regularly with the company's accounting staff and management. All scoping, procedures, selections, evidence and conclusions were determined and reviewed by MB. All MB personnel in the field speak, read and write Chinese and English. All documentation relating to evidence obtained, procedures performed and conclusions reached are in English. Work papers with Chinese writing are translated where needed by MB personnel and reviewed by MB Audit Seniors and Audit Managers. Additionally, audit manager and audit senior of China Media Inc. are both Certified Public Accountants and received their education in U.S. The primary audit partner is also fluent in both Mandarin and English.

MaloneBailey LLP does not use any subcontractors in connection with their audit of China Media Inc.

Consolidated Balance Sheet, page F-2

4. Please tell us more about the nature and significant contractual terms of your various accounts receivable. Please also tell us how much of the $1,271,458 in accounts receivable as of June 30, 2012 was collected subsequent to year end, to date. In this regard, we note that, as of December 30, 2012, the accounts receivable balance totaled $1,271,375.

Response: The AR balance of $1,271,458 in accounts receivable as of June 30, 2012 primarily consisted of receivable from sale of copyright of TV Series "Lady Shexiang" in the amount of approximately $1.05 million and sale of copyright of TV Series "Xia Hai" in the amount of approximately $0.22 million from China Central Television (Beijing) FengDe Copyright Agency Co., Ltd. ("FengDe"). The due date of two receivables is August 28, 2012 based on contracts entered on May 28, 2012. However, as of the date of this letter, we have not collected any payment due to the fund shortage of FengDe. We have been making efforts in collection from FengDe, after our recent negotiation with them, FengDe sent us a formal confirmation letter agreeing to make the full payment by June 30, 2013. As such, we believe the accounts receivable as of June 30, 2012 is collectible.

* * *

Acknowledgment Statement

In connection to responding to all the comments of the Securities and Exchange Commission, China Media, Inc ("Company") hereby acknowledges that:

1. The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

2. Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

3. The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If the Commission has any questions or further comments with respect to the 2012 10-K, the Company respectfully requests that such comments be directed to the undersigned as soon as practicable. The undersigned would welcome the opportunity to discuss such questions or comments (or discuss further any of the Company's responses) in advance of any written response of the Commission.

Very truly yours,

/s/ Shuncheng Ma
Shuncheng Ma
Chief Financial Officer